September 24, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:  Ms. Elena Stojic

Re:	The Arbitrage Funds (Registration No. 333-30470/811-09815)
Response to Examiner Comments on Post-Effective
Amendment No. 44

Dear:  Ms. Stojic:

This letter responds to your comments provided via telephone on September 12, 2019 to Post-Effective Amendment No. 44 (“PEA No. 44”) to the Registration Statement on Form N-1A of The Arbitrage Funds (the “Registrant”) filed on August 1, 2019.

Staff Comments with respect to PEA No. 44 generally or to more than one Fund

1.                                      Comment:                                     To the extent that comments apply to more than one series of the Registrant, apply such changes as appropriate to each affected series of the Registrant.

Response:                                        The Registrant agrees to apply any such changes as appropriate to each affected series of the Registrant.

2.                                      Comment:                                     Confirm that the Registrant will fill in all bracketed information in the Fund’s fee tables and elsewhere.

Response:                                        The Registrant confirms that it will fill in all bracketed information in the Fund’s fee tables and elsewhere, prior to filing.

3.                                      Comment:                                     The Arbitrage Fund, the Water Island Diversified Event-Driven Fund and the Water Island Long/Short Fund each has a Principal Investment Strategy and Policy that states that the Fund will invest across various industries, and if a large percentage

(namely, at least 50%) of mergers taking place within the U.S. are within one industry over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time. It is the staff’s position that a Fund cannot reserve the right to concentrate without a vote from a Fund’s shareholders. Please remove the discretionary language or revise the disclosure to disclose when and under what circumstances changes to the concentration policy would be made.

Response:                                        Pursuant to Section 8(b)(1) of the 1940 Act, a fund may reserve the freedom to concentrate investments in a particular industry or group of industries, as long as the fund includes a statement in its registration statement indicating the extent to which the fund may concentrate its investments. See Investment Company Act Release No. 7221, 37 Fed. Reg. 12,790 (June 9, 1972), and also see Investment Company Act Release No. 9011, 40 Fed. Reg. 54,241 (Oct. 30, 1975).

The Registrant includes a statement in its registration statement, both in the “Principal Investment Strategies” sections of each referenced Fund’s prospectus and in the “Fundamental Investment Policies” section of the statement of additional information , clearly indicating under what conditions the Fund may concentrate its investments in an industry (i.e., if a large percentage (namely, at least 50%) of mergers, corporate events or other investment opportunities, as specified in the Fund’s principal investment strategies, taking place within the U.S. are within one industry over a given period of time). Each referenced Fund’s potential industry concentration is a result of market factors, which are outside of the control of the Fund and the Adviser.  Because the referenced Funds’ statement of investment policy clearly indicates under what specific conditions the Funds may concentrate their investments, the Registrant submits that no change to the disclosure is necessary.

4.                                      Comment:                                     For the Water Island Diversified Event-Driven Fund, the Water Island Long/Short Fund and the Water Island Credit Opportunities Fund, revise footnote 4 of the Fee and Expense Table to include the length of time that the expense reimbursement may be recouped and that the recoupment to the Adviser will not cause the Fund to exceed the current net expense ratio.

Response:                                        The Registrant will revise footnote 4 to the Fee and Expense Table as follows: [new disclosure underlined; deleted disclosure [bracketed]] “… The adviser may recoup any waived amount from the Fund pursuant to the agreement, if such recoupment does not cause the Fund to exceed existing expense limitations in effect at the time the amounts were waived, the recoupment does not cause the Fund to exceed the current net expense ratio and the recoupment is done within three years after the date [year] on which the expense was waived.”

5.                                      Comment:                                     Confirm whether the Water Island Diversified Event-Driven Fund, the Water Island Long/Short Fund or the Water Island Credit Opportunities Fund intends to invest in contingent convertible securities. If so, include relevant disclosure in the Fund’s Principal Investment Strategies and Principal Risks about the characteristics that would trigger a conversion.

Response:                                        The Registrant confirms that investment in contingent convertible securities is not a principal investment strategy of the Water Island Diversified Event-Driven Fund, the Water Island Long/Short Fund or the Water Island Credit Opportunities Fund.

6.                                      Comment:                                     Remove the ADDITIONAL IMPORTANT INFORMATION REGARDING FUND EXPENSES AND DIVIDENDS ON SHORT POSITIONS section as this disclosure is not permitted under Item 9 of Form N-1A.

Response:                                        The Registrant notes that information that is not otherwise required by Form N-1A is permitted to be included as part of a fund’s Item 9 disclosure.  General Instruction C.3(b) to Form N-1A provides that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.  For example, a Fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

The section titled “ADDITIONAL IMPORTANT INFORMATION REGARDING FUND EXPENSES AND DIVIDENDS ON SHORT POSITIONS” is not incomplete, inaccurate or misleading and does not obscure or impede understanding of the information required by Items 2 through 8 of Form N-1A. The Registrant includes this section in the prospectus to explain further the Funds’ strategies as they relate to short sales, the expenses resulting from short sales, and the effects of excluding the expenses attributable to dividends on short positions and interest on short positions and/or borrowings on each Fund’s total expense ratio.

This section does not obscure or impede understanding of the fee and expense information required by Item 3 of N-1A. The section refers a shareholder to the table in each Fund’s “Fees and Expenses” discussion for details on the Fund’s Total Annual Operating Expenses, which include the effect of expenses attributable to dividends on short positions and interest on short positions and/or borrowings. This cross-reference is included to ensure that a shareholder understands that the information presented in each Item 9 table is additional information regarding the effects of the expenses from short sales on each Fund’s total expense ratio.

Furthermore, the Registrant included this section in order to address shareholder inquiries about short sale expenses and the effects on Fund expenses. For these reasons, the Registrant respectfully declines to remove this section.

7.                                      Comment:                                     Revise Item 9 of Form N-1A disclosure for each Fund consistent with the layered disclosure regime included within IM Guidance Update No. 2014-08. Consider the following when revising: 1) note whether a Fund’s investment objective may only be changed with shareholder approval; 2) disclose whether a Fund will participate in active or frequent trading and discuss the consequences of such trading; 3) disclose, if applicable, a description of a Fund’s temporary defensive policies; and 4) if applicable, ensure that disclosure of a policy not to concentrate in a particular industry is included.

Response:                                        The Registrant has reviewed the disclosure and believes that it is consistent with the layered disclosure regime included within IM Guidance Update No. 2014-08. Furthermore, with respect to the disclosure included as part of Item 9:

(1)         The Registrant confirms that under the “Investment Objective, Policies, and Risks” section, the prospectus states that: “Each of the Funds may change its investment objective without shareholder approval.”

(2)         The Registrant confirms that for each Fund, it has disclosed that the Fund will participate in active and frequent trading of portfolio securities. In response to the staff’s comment, the Registrant also will include the following sentence to discuss the consequences of such trading: “Active and frequent trading of portfolio securities could produce higher trading and transaction costs and larger taxable distributions.”

(3)         For each Fund, the prospectus includes “Temporary Investment/Cash Management Risk” disclosure to describe the Fund’s temporary defensive policies.  In response to the staff’s comment, the Registrant will add the following disclosure as part of each Fund’s Item 9 disclosure under “Principal Investment Strategies and Policies”:  “For temporary defensive purposes in response to adverse market, economic, political or other conditions, the Fund may invest a substantial portion of its assets in cash or cash equivalents, including money market funds, money market instruments or high quality short-term debt securities, including repurchase agreements.  To the extent the Fund is invested in these temporary investments, the Fund will not be pursuing its investment objective.”

(4)         The Registrant notes that with respect to a policy not to concentrate in a particular industry, Instruction 3 to Item 9(b) of Form N-1A provides that “[a] negative strategy (e.g., a strategy not to invest in a particular type of security or not to borrow money) is not a principal investment strategy” and therefore is not required to be disclosed.

8.                                      Comment:                                     Confirm that the principal risks identified under Item 4 of Form N-1A are included in the risk table under Item 9. Additional risks may be identified only under Item 9 but they should be clearly marked as non-principal risks of a Fund.

Response:                                        The Registrant confirms that the principal risks identified under Item 4 of N-1A are included in the risk table under Item 9.

9.                                      Comment:                                     For the Water Island Diversified Event-Driven Fund, the Water Island Long/Short Fund and the Water Island Credit Opportunities Fund, revise the following statement to clarify that the Adviser will attempt to achieve its principal investment strategies under normal market conditions: “As a result of this continuous examination of investment conditions, the Fund will not necessarily use each of its available strategies (principal and non-principal) at a particular time, but rather will allocate its investments according to what the Adviser believes are the best risk-adjusted event-driven opportunities available.” Also consider adding here disclosure related to a Fund’s temporary defensive positions.

Response:                                        The Registrant respectfully declines to revise the statement because it accurately describes each referenced Fund’s implementation of its investment program and principal investment strategies.  Each referenced Fund utilizes sub-strategies to achieve its investment objective; however, it is possible for a Fund not to employ all sub-strategies at the same time under normal market conditions. For example, in order to achieve its investment objective, the Water Island Diversified Event-Driven Fund may employ investment strategies such as merger arbitrage, convertible arbitrage and capital structure arbitrage in order to profit from event-driven opportunities.  However, it is possible that at times the Fund may not utilize all three sub-strategies in order to achieve its investment objective of achieving capital growth. Each sub-strategy uses different arbitrage techniques to profit from corporate events, which may not all be available at a given time.

As noted above in response to Comment 7, the Registrant has added disclosure related to each Fund’s temporary defensive positions as part of each Fund’s Item 9 disclosure under “Principal Investment Strategies and Policies.”

10.                               Comment:                                     Confirm that the Principal Risks identified under Item 9 of Form N-1A are each part of a Fund’s Principal Investment Strategies.

Response:                                        The Registrant confirms that the Principal Risks identified under Item 9 of Form N-1A are each part of a Fund’s Principal Investment Strategies.

11.                               Comment:                                     For each Fund that has an Expense Waiver and Reimbursement Agreement with the Adviser, include the length of time that the expense reimbursement may be recouped and that the recoupment to the adviser will not cause the Fund to exceed the current net expense ratio.

Response:                                        The Registrant will revise the relevant disclosure under “THE ADVISER” section as follows: [new disclosure underlined; deleted disclosure [bracketed]] “… The Adviser may recoup any waived amount from a Fund pursuant to the agreement, if such recoupment does not cause the Fund to exceed existing expense limitations [liabilities], the recoupment does not cause the Fund to exceed the current net expense ratio and the recoupment is done within three years after the date [year] on which the expense was waived.”

Staff Comments with respect to the Prospectus of the Arbitrage Fund

12.                               Comment:                                     The Fund includes a broad description of Derivatives Risk as a Principal Risk of the Fund but the Fund’s Principal Investment Strategies only mentions using options. Please tailor the Fund’s Derivatives Risk disclosure to the types of derivatives used by the Fund or include a more fulsome description in the Principal Investment Strategies of what derivatives the Fund uses to meet its investment objective. See Barry D. Miller letter, July 30, 2010.

Response:                                        In light of the Barry D. Miller letter dated July 30, 2010, the Registrant reviewed the “Principal Investment Strategies” and “Principal Risks” disclosure included for the referenced Fund and determined that the Derivatives Risk disclosure adequately describes in plain English the risks of the derivatives instruments described in the “Principal Investment Strategies” section (i.e., options, equity swap agreements, currency hedges).  Therefore, the Registrant respectfully declines to revise this disclosure.

13.                               Comment:                                     The Fund has an Expense Waiver and Reimbursement Agreement but a waiver is not reflected in the Fund’s Fee Table. Confirm whether additional disclosure is required in the Fund’s Fee Table.

Response:                                        Each class of the Fund is operating below its expense cap and therefore no disclosure regarding the Expense Waiver and Reimbursement Agreement is required in the Fund’s Fee Table.

Staff Comments with respect to the Prospectus of the Water Island Diversified Event-Driven Fund

14.                               Comment:                                     Please include the Expense Waiver and Reimbursement Agreements as exhibits in the Registrant’s Part C.

Response:                                        The Registrant confirms that it has included the Expense Waiver and Reimbursement Agreements as exhibits in the Registrant’s Part C.

Staff Comments with respect to the Prospectus of the Water Island Long/Short Fund

15.                               Comment:                                     Because the Fund no longer has a share class with a deferred sales charge, confirm whether the expense example still needs to reflect that shareholders not redeeming their shares would have different expenses than shareholders redeeming their shares.

Response:                                        The Registrant confirms that shareholders redeeming or not redeeming their shares would have the same expenses. The Registrant will remove the second table under the Fund’s expense example.

16.                               Comment:                                     Because the Fund’s previous name included the word “Equity” making it subject to the SEC’s Names Test, confirm the date that shareholders of the Fund received notice of the name change from The Arbitrage Tactical Equity Fund to the Water Island Long/Short Fund.

Response:                                        Shareholders of the Arbitrage Tactical Equity Fund received notice of the name change on March 12, 2019 via a Rule 497 supplement, which disclosed that the change to the Fund’s investment strategy was effective 60 days later on May 12, 2019.

17.                               Comment:                                     Confirm how the Fund’s use of cash and/or cash equivalents to minimize the variability of Fund returns will affect the Fund’s returns.

Response:                                        By holding cash and/or cash equivalents, the Fund will reduce its exposure to its investment holdings, which will have the potential to reduce potential losses and gains during periods where excessive market risk may create a more challenging environment for the Fund’s investment strategy.

18.                               Comment:                                     Other than to minimize the variability of Fund returns, clarify whether the Fund’s holding of cash and/or cash equivalents is limited to periods of excessive market risk.

Response:                                        The Registrant has revised the disclosure to clarify that the Fund may hold material levels of cash and/or cash equivalents during periods of excessive market risk and when there is a lack of attractive investment opportunities that meet the Fund’s investment objective.

19.                               Comment:                                     Clarify how the Fund will invest in commodities. If commodities are not invested in using futures, confirm whether the Fund owns commodities through a wholly-owned subsidiary.

Response:                                        The Registrant has revised the disclosure to clarify that the Fund may have exposure to commodities by investing in commodity-related ETFs.  The Fund does not own commodities through a wholly-owned subsidiary.

20.                               Comment:                                     The cover letter to PEA 44 indicates that PEA 44 reflects a change to the Fund’s diversification policy. Explain the circumstances that led to the Fund’s diversification policy changing.

Response:                                        At its inception, the Fund had a policy to operate as a non-diversified Fund. However, the Fund operated as a diversified fund for the past three years and therefore established itself as a diversified fund by operation of law. Shareholders of the Fund subsequently approved a change allowing the Fund to resume operation as a non-diversified fund.

21.                               Comment:                                     Confirm whether merger arbitrage is a Principal Risk of the Fund.

Response:                                        The Registrant confirms that merger arbitrage is a Principal Risk of the Fund. The Registrant will add merger arbitrage as a Principal Risk of the Fund.

22.                               Comment:                                     Remove “industry” from the description of Sector Risk as industry and sector have distinct meaning and not be used interchangeably.

Response:                                        The Registrant will remove “industry” from Sector Risk.

23.                               Comment:                                     Include in Hedging Transactions Risk that the Fund can reduce currency risk by hedging part or all of its exposure to various foreign currencies.

Response:                                        The Registrant will add the following disclosure to Currency Risk throughout the Prospectus: “The Fund may, but is not required to, seek to reduce currency risk by hedging part or all of its exposure to various foreign currencies.”  In prior years, the Registrant had included the above disclosure but removed it in response to a staff comment that the Registrant relocate it to the Fund’s Principal Investment Strategies section.

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 617-662-1504 if you have any questions.

Sincerely yours,

/s/ Brian F. Link
Brian F. Link